Filed Pursuant to Rule 424(b)(3)
                                                    Registration No.: 333-100818
                                                         File No.: 333-100818-32

   Supplement to Prospectus Supplement dated May 24, 2004 to Prospectus dated
                                 March 24, 2004

                                 $1,562,429,000
                                  (Approximate)

               Mortgage Pass Through Certificates, Series 2004-FF3

                              FFMLT Trust 2004-FF3
                                     Issuer

                          GS Mortgage Securities Corp.
                                    Depositor

                      Chase Manhattan Mortgage Corporation
                                    Servicer

      This is a supplement to the prospectus supplement dated May 24, 2004 (the "Prospectus Supplement") to the prospectus dated March 24, 2004 relating to the FFMLT Trust 2004-FF3 Mortgage Pass Through Certificates, Series 2004-FF3.

      Capitalized terms used in this supplement but not defined in this supplement shall have the meanings given them in the Prospectus Supplement.

o The table on the cover page of the Prospectus Supplement is revised as follows:

                Approximate
                  Initial
              Class Principal   Pass-Through                       Ratings
   Class        Balance(1)          Rate          Type       (S&P/Moody's/Fitch)
-----------   ---------------   ------------   -----------   -------------------
    M-4         $ 21,545,000    Variable(9)    Subordinate      A-(12)/Baa1/A-
    B-1         $ 19,151,000    Variable(10)   Subordinate    BBB+(12)/Baa2/BBB+
    B-2         $ 17,556,000    Variable(11)   Subordinate     BBB(12)/Baa3/BBB

(12) The ratings of the Class M-4 Certificates, Class B-1 Certificates and Class B-2 Certificates have been downgraded as described in "Risk Factors--The Ratings on Certain Classes of CertifHave Been Downgraded" below.

o  The table on page S-9 of the Prospectus Supplement is revised as follows:

         Class             S&P         Moody's         Fitch
         -------------   -------       -------         -----
         M-4..........    A-(1)          Baa1            A-
         B-1..........   BBB+(1)         Baa2           BBB+
         B-2..........   BBB(1)          Baa3           BBB

(1) The ratings of the Class M-4 Certificates, Class B-1 Certificates and Class B-2 Certificates have been downgraded as described in "Risk Factors--The Ratings on Certain Classes of CertifHave Been Downgraded" below.

(continued on following pages)

                              Goldman, Sachs & Co.

                The date of this supplement is September 27, 2007

o The Risk Factor entitled "Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns" on page S-10 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

      Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any those states take actions against the responsible party that impairs the issuer's ability to realize on those mortgage loans. See "--Violations of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans" below.

o The Risk Factor entitled "Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans" on page S-20 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Violations of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans

      There has been a continued focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as "predatory lending" practices. Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

      Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices and require licensing of originators. In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the mortgage loans.

      The mortgage loans are also subject to federal laws, including:

         o the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

         o the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

         o the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor's credit experience.

      Violations of certain provisions of these federal, state and local laws, as well as actions by governmental agencies, authorities and attorneys general may limit the ability of the servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the issuer to damages and administrative enforcement (including disgorgement of prior interest and fees paid). In particular, an originator's failure to comply with certain requirements of federal and state laws could subject the issuer (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors' rescinding the mortgage loans against either the issuer or subsequent holders of the mortgage loans.

      The responsible party or Goldman Sachs Mortgage Company, as applicable, has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations. In addition, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, has also represented that none of the mortgage loans (i) are "high cost loans,"


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

(ii) are covered by the Home Ownership and Equity Protection Act of 1994 or
(iii) are in violation of, or classified as "high cost," "threshold," "predatory" or "covered" loans under, any other applicable state, federal or local law. In the event of a breach of any of such representations, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in this prospectus supplement.

      It is possible in the future that governmental authorities or attorneys general may take actions against the responsible party that could prohibit the servicers from pursuing foreclosure actions, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuer. Any such limitations could adversely affect the issuer's ability to realize on the mortgage loans.

o The following Risk Factor is added after the Risk Factor entitled "The Ratings on Your Certificates Could Be Reduced or Withdrawn" on page S-23 of the Prospectus Supplement:

The Ratings on Certain Classes of Certificates Have Been Downgraded

      Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc., has downgraded the ratings on the (i) Class M-4 Certificates from "A-" to "BBB+", (ii) Class B-1 Certificates from "BBB+" to "BB", (iii) Class B-2 Certificates from "BBB" to "B" and (iv) Class B-3 Certificates from "BB+" to "CCC". There can be no assurance that these classes will not be downgraded further or that other classes of certificates will not be downgraded in the future.

o  The following Risk Factors are added to the Prospectus Supplement:

Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally

      In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford. Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term. As borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that borrower delinquencies, defaults and losses could increase substantially.

      Recently, the subprime mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

      In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

      The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an


                                      S1-3
increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements. This has led to a deterioration in the financial performance of many subprime loan originators, and in some cases, has caused certain loan originators to cease operations.

      Any such deterioration in the financial condition of the responsible party could affect the ability of the responsible party to repurchase mortgage loans as to which a material breach of representation and warranty exists. If the responsible party is unable for any reason to satisfy its obligations to repurchase mortgage loans as to which a material breach of representation and warranty exists, neither the depositor nor any other person will be obligated to repurchase such loans.

      Even in cases where certain a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested such loan originators.

      In response to the deterioration in the performance of subprime mortgage loans, the rating agencies have recently lowered ratings on a large number of subprime mortgage securitizations. There can be no assurance that the rating agencies will not continue to do so.

      In light of the foregoing, you should consider the heightened risks associated with investing in the Securities, and the risk that your investment in the Securities may perform worse than you anticipate.

The Depositor and its Affiliates May Have Conflicts of Interest

      Recent developments in the subprime mortgage market have led to a deterioration in the financial performance of many subprime loan originators. See "--Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses; Increased Use of New Mortgage Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally" above.

      Due to these developments affecting these subprime loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the depositor and its affiliates may have or may enter into in the future with the responsible party for the certificates.

      In taking any actions or engaging in other transactions with the responsible party, the depositor and its affiliates are not required to take into account the effect of such actions or transactions on the issuer or the certificateholders. Among other things, the depositor and its affiliates may purchase, as principal, loans originated or sold by the responsible party that are not included in the issuer, and may seek to enforce against such loan seller any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans. The depositor or its affiliates may provide secured or unsecured financing to the responsible party, and may seek to enforce remedies against the responsible party if an event of default occurs in respect of that financing. The depositor and its affiliates will not have any obligation to account to the issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with the responsible party, and the depositor and its affiliates will have no obligation to pursue any claims against the responsible party on behalf of the issuer or with respect to loans included in the issuer.

Recent Developments Regarding First Franklin Financial Corporation

      First Franklin Financial Corporation was acquired by Merrill Lynch & Co. on December 30, 2006.


                                      S1-4

o  The table on page S-88 of the Prospectus Supplement is revised as follows:

         Class             S&P         Moody's         Fitch
         -------------   -------       -------         -----
         M-4..........    A-(1)          Baa1            A-
         B-1..........   BBB+(1)         Baa2           BBB+
         B-2..........   BBB(1)          Baa3           BBB

(1) The ratings of the Class M-4 Certificates, Class B-1 Certificates and Class B-2 Certificates have been downgraded as described in "Risk Factors--The Ratings on Certain Classes of CertifHave Been Downgraded" above.


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